UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SouFun Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Tianquan Mo

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China

+86-10-5631 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one-fifth of one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,738,706 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,738,706 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,706 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Percentage calculated based on total Class A Ordinary Shares (as defined below) outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the Subscription Agreement (as defined below) and the Convertible Notes (as defined below). As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs (as defined below)) were outstanding. An additional 6,209,663 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the Subscription Agreement and the Convertible Notes.

CUSIP No. 836034108

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,738,706 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,738,706 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,706 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the Subscription Agreement and the Convertible Notes. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 6,209,663 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the Subscription Agreement and the Convertible Notes.

CUSIP No. 836034108

1.	Names of Reporting Persons. Safari Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 957,265 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 957,265 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 957,265 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the Subscription Agreement and the Convertible Notes. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 6,209,663 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the Subscription Agreement and the Convertible Notes.

CUSIP No. 836034108

1.	Names of Reporting Persons. Safari Group CB Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 781,441 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 781,441 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 781,441 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on total Class A Ordinary Shares outstanding as of September 17, 2015 and the new Class A Ordinary Shares, calculated on an as-converted basis, issued or issuable pursuant to the Subscription Agreement and the Convertible Notes. As of September 17, 2015, 58,625,493 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were outstanding. An additional 6,209,663 Class A Ordinary Shares, calculated on an as-converted basis, were issued or issuable pursuant to the Subscription Agreement and the Convertible Notes.

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to the Class A ordinary shares, par value HK$1.00 per share (the “Class A Ordinary Shares”) of SouFun Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 1. Security and Issuer.

This Schedule relates to the Class A Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China (“PRC”).

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one-fifth of one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.”

Item 2. Identity and Background.

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)	Tianquan Mo, a PRC citizen and the founder and the Executive Chairman of the Issuer (“Mr. Mo”);

2)	Ateefa Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Ateefa”); as of the date hereof, Ateefa is wholly owned by Mr. Mo;

3)	Safari Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“Safari”); and

4)	Safari Group CB Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding (“Safari CB,” and together with Mr. Mo, Ateefa and Safari, the “Reporting Persons”).

As of the date hereof, each of Safari and Safari CB is owned as to 72.0% by Safari Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, whose registered office is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“Safari Parent”) and as to 28.0% by Ateefa. Safari Parent is affiliated with the Carlyle Group.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

Safari and Safari CB are the record holders of certain Class A Ordinary Shares (on an as-converted basis) described in Item 5.

None of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 24, 2015, through privately negotiated transactions, Safari acquired 418,803 Class A Ordinary Shares and Safari CB acquired two convertible notes, which may be converted into 2,790,860 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share, respectively, pursuant to the Subscription Agreement and the Convertible Notes for an aggregate purchase price of US$200.0 million.

To fund the transactions contemplated under the Subscription Agreement and the Convertible Notes, on September 24, 2015, Pacific Voyage Limited, an exempt company incorporated with limited liability under the laws of the Cayman Islands (“Pacific Voyage”) purchased a senior secured guaranteed note of a principal amount of US$53,560,000 from Ateefa, pursuant to the NPA (as defined below) by and among Ateefa, Mr. Mo and Pacific Voyage. Under the NPA, Mr. Mo and Ateefa agreed to use the proceeds from such purchase to subscribe for certain shares of Safari and Safari CB. On September 24, 2015, Ateefa and Safari Parent subscribed for 957,265 and 2,461,538 shares of Safari, respectively, pursuant to the SSSA (as defined below) for a purchase price of US$28.0 million and US$72.0 million, respectively, and subscribed for 781,441 and 2,009,419 shares of Safari CB, respectively, pursuant to the CBSSA (as defined below) for a purchase price of US$28.56 million and US$73.44 million, respectively. As of the date of hereof, Ateefa and Safari Parent collectively own 100.0% of issued share capital of each of Safari and Safari CB.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A Ordinary Shares and the debt securities convertible into the Class Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Class A Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Class A Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A Ordinary Shares or the debt securities convertible into the Class A Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Ordinary Shares, debt securities convertible into the Class A Ordinary Shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Safari directly beneficially owns 3,418,803 Class A Ordinary Shares, representing 5.3% of the issued and outstanding Class A Ordinary Shares. Ateefa may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 957,265 Class A Ordinary Shares owned by Safari, representing 1.5% of issued and outstanding Class A Ordinary Shares.

As of the date hereof, Safari CB directly beneficially owns the Convertible Notes of an aggregate principal amount of US$100.0 million, which may be converted into 2,790,860 Class A Ordinary Shares at an initial conversion price of approximately US$35.83 per Class A Ordinary Share. As of the date hereof, the Class A Ordinary Shares issuable pursuant to the Convertible Notes represent 4.3% of the issued and outstanding Class A Ordinary Shares. Ateefa may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 781,441 Class A Ordinary Shares issuable pursuant to the Convertible Notes, representing 1.2% of the issued and outstanding Class A Ordinary Shares.

In addition, Mr. Mo may also be deemed to beneficially own certain Class A Ordinary Shares and Class B ordinary shares, par value HK$1.00 per share, of the Issuer (together with the Class A Ordinary Shares, the “Ordinary Shares”) held by each of Media Partner Technology Limited (“Media Partner”) and Next Decade Investments Limited (“Next Decade”). All of the shares of Media Partner are held in The MC Trust, for which Deutsche Bank International Trust Co. (Cayman) Limited (“Deutsche Bank”) serves as trustee, and all of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse Trust Limited (“Credit Suisse”) serves as trustee. Mr. Mo’s wife is the sole director of each of Media Partner and Next Decade. For more information regarding the Ordinary Shares held by Media Partner and Next Decade, see the Schedule 13D filed by Mr. Mo, Media Partner and Deutsche Bank and the Schedule 13D filed by Mr. Mo, Next Decade and Credit Suisse, each on December 28, 2012.

(b) Each of the Reporting Persons has the shared power to direct the vote and the disposition of the Class A Ordinary Shares that may be deemed to be owned beneficially by each of them.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Carlyle Subscription Agreement

On September 17, 2015, the Issuer, Safari, Safari CB and Safari Parent entered into a subscription agreement (the “Subscription Agreement”), pursuant to which Safari subscribed for 3,418,803 newly issued Class A Ordinary Shares and Safari CB purchased two convertible notes (the “Convertible Notes”) issued by the Issuer for an aggregate purchase price of US$200.0 million on September 24, 2015. Under the Subscription Agreement, the subscription price of the new Class A Ordinary Shares is US$5.85 per ADS (i.e., US$29.25 per Class A Ordinary Share). Under the Convertible Notes, Safari CB has the right to convert the Convertible Notes into Class A Ordinary Shares at the price per share equal to 122.5% of the per share purchase price of the new Class A Ordinary Shares at any time within seven years after the issuance of the Convertible Notes, representing an initial conversion price of approximately US$35.83 per Class A Ordinary Share. The Convertible Notes bear an annual interest of 1.5%.

Note Purchase Agreement

On September 17, 2015, Ateefa, Mr. Mo and Pacific Voyage entered into a note purchase agreement (the “NPA”), pursuant to which Pacific Voyage purchased a senior secured guaranteed note of a principal amount of US$53.56 million (the “Ateefa Note”) from Ateefa on September 24, 2015. As required by the NPA, Ateefa applied the proceeds from the issuance of the Ateefa Note to subscribe for Safari’s and Safari CB’s shares under the SSSA and the CBSSA, respectively. The Ateefa Note will mature at the end of the fifth year from September 24, 2015, and may be redeemed by Ateefa in full or in part at any time prior to the maturity date by paying the outstanding principal or portion to be redeemed and the accrued and unpaid interest accrued thereon. The Ateefa Note bears an annual interest of 2.0%.

Safari Share Subscription Agreements

On September 17, 2015, Ateefa and Safari Parent entered into (i) a share subscription agreement (the “SSSA”) with Safari, and (ii) a share subscription agreement (the “CBSSA”, together with the SSSA, the “SSAs”) with Safari CB. Pursuant to the SSAs, on September 24, 2015, Ateefa subscribed for 957,265 shares of Safari for a purchase price of US$28.0 million and 781,441 shares of Safari CB for a purchase price of US$28.56 million, respectively. Following the transactions contemplated under SSAs, as of the date hereof, Ateefa and Safari Parent collectively own 100.0% of issued share capital of each of Safari and Safari CB, respectively.

On September 24, 2015, Mr. Mo, Ateefa and Safari Parent entered into (i) a shareholders agreement (the “SSHA”) with Safari and (ii) a shareholders agreement (the “CBSHA”, together with the SSSA, the “SHAs”) with Safari CB. Each party’s funding obligation under the SHAs was limited to such party’s capital contribution for the subscription of the shares of each of Safari and Safari CB. As of the date hereof, no party under the SHAs was bound by any voting trust or arrangement with respect to the shares of each of Safari and Safari CB.

Share Charge and Pledge

On September 24, 2015, Pacific Voyage entered into (i) an equitable share mortgage (the “SouFun Share Charge Agreement”) in respect of certain Class A Ordinary Shares held by Safari with Safari, (ii) a pledge agreement (the “SouFun Pledge Agreement”) with respect to one of the Convertible Notes of a principal amount of US$28.0 million (the “Pledged Note”) with Safari CB, (iii) an equitable share mortgage (the “Safari Share Charge Agreement”) in respect of certain shares of Safari with Ateefa, and (iv) an equitable share mortgage (the “Safari CB Share Charge Agreement”, together with the SouFun Share Charge Agreement, SouFun Pledge Agreement and the Safari Share Charge Agreement, the “Security Documents”) in respect of certain shares of Safari CB with Ateefa. Under the Security Documents, 957,265 Class A Ordinary Shares which are deemed to be beneficially owned by Ateefa, the Pledged Note, and all the shares of Safari and Safari CB that are held by Ateefa are charged or pledged, as the case may be, to secure Ateefa’s obligations under the NPA and the Ateefa Note. Each of Mr. Mo, Ateefa, Safari and Safari CB (collectively, the “Chargors”) may not sell, assign, transfer or otherwise dispose of any of the charged Class A Ordinary Shares or shares or the Pledged Note, or create or suffer the creation of any other security over such Class A Ordinary Shares or shares or the Pledged Note.

The Security Documents will be immediately enforceable if there is a continuing default under the Ateefa Note. In the event that any Security Document becomes enforceable, Pacific Voyage will be able to exercise all voting and other rights attaching to the charged assets under such Security Document, transfer legal ownership of the charged shares and register such shares in its name or in the name of its nominees. The Chargors retain all voting rights and dividends of the charged Class A Ordinary Shares or shares or all distributions paid or payable in respect of the Pledged Note until such time that the relevant Security Documents become enforceable. The Security Documents represent a continuing security notwithstanding any intermediate payment or settlement of accounts, and will remain in force unless and until all such obligations have been unconditionally and irrevocably paid and discharged in full and the Chargors have no further obligation (whether actual or contingent) to make advances or provide other financial accommodation under the NPA.

Director Appointment

The Subscription Agreement grants the Safari Parent the right to appoint a director to the board of directors of the Issuer, so long as the Safari Parent beneficially holds not less than one percent of the total outstanding share capital of the Issuer, calculated on a fully-diluted basis.

Registration Rights Agreement

On September 24, 2015, Safari and Safari CB entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which each of Safari and Safari CB has certain rights to require the Issuer to register any Class A Ordinary Shares that (i) are owned by Safari and were acquired from the Issuer pursuant to the Subscription Agreement, or (ii) are owned by Safari CB and were acquired upon a conversion of the Convertible Notes pursuant to the terms thereof. Safari and Safari CB as a group will be entitled to make no more than two requests to register all or any part of the Class A Ordinary Shares held by them, subject to certain exceptions and conditions set forth in the Registration Rights Agreement. Each of Safari and Safari CB also has certain “piggy-back” registration rights, and each of Safari and Safari CB has the right to request the Issuer to file a shelf registration statement under the Registration Rights Agreement. The Issuer will bear all expenses relating to registration (subject to certain exceptions), other than underwriting discounts, commissions and fees, and certain other fees, and agrees to indemnify Safari and Safari CB against certain losses in connection with the registration.

IDG Subscription Agreement

On September 17, 2015, the Issuer and IDG Alternative Global Limited, which is an affiliate of IDG Capital Partners (“IDG”) entered into a subscription agreement (the “IDG Subscription Agreement”), pursuant to which IDG agreed to subscribe for newly issued Class A Ordinary Shares and a convertible note to be issued by the Issuer for an aggregate purchase price of no less than US$200 million and no more than US$500 million, which shall be determined by IDG at the closing of the transactions contemplated under the IDG Subscription Agreement.

The foregoing description of the terms of each agreement above are qualified in their entirety by reference to the agreements that are listed in Item 7 and are incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated October 9, 2015 by the Reporting Persons
Exhibit 99.2	Subscription Agreement dated September 17, 2015 by and among the Issuer, Safari, Safari CB and Safari Parent (incorporated by reference to Exhibit 99.3 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on September 21, 2015)
Exhibit 99.3	Convertible Note (US$28.0 million) dated September 24, 2015 by the Issuer
Exhibit 99.4	Convertible Note (US$72.0 million) dated September 24, 2015 by the Issuer
Exhibit 99.5	Note Purchase Agreement dated September 17, 2015 by and among Ateefa, Mr. Mo and Pacific Voyage
Exhibit 99.6	Senior Secured Guaranteed Note dated September 24, 2015 by Ateefa
Exhibit 99.7	Share Subscription Agreement dated September 24, 2015 by and among Ateefa, Safari Parent and Safari
Exhibit 99.8	Share Subscription Agreement dated September 24, 2015 by and among Ateefa, Safari Parent and Safari CB
Exhibit 99.9	Shareholders Agreement dated September 24, 2015 by and among Ateefa, Safari Parent, Mr. Mo and Safari
Exhibit 99.10	Shareholders Agreement dated September 24, 2015 by and among Ateefa, Safari Parent, Mr. Mo and Safari CB
Exhibit 99.11	Equitable Share Mortgage in respect of Class A Ordinary Shares dated September 24, 2015 by and between Safari and Pacific Voyage
Exhibit 99.12	Pledge Agreement dated September 24, 2015 in respect of the Pledged Note by and between Safari CB and Pacific Voyage
Exhibit 99.13	Equitable Share Mortgage in respect of shares of Safari dated September 24, 2015 by and between Ateefa and Pacific Voyage
Exhibit 99.14	Equitable Share Mortgage in respect of shares of Safari CB dated September 24, 2015 by and between Ateefa and Pacific Voyage
Exhibit 99.15	Registration Rights Agreement dated September 24, 2015 by and among Safari, Safari CB and the Issuer
Exhibit 99.16	Subscription Agreement dated September 17, 2915 by and between the Issuer and IDG (incorporated by reference to Exhibit 99.2 to the Form 6-K filed with the U.S. Securities and Exchange Commission by the Issuer on September 21, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2015

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

ATEEFA LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP CB HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Executive Chairman of SouFun Holdings Limited, Director of Ateefa Limited, Director of Safari Group Holdings Limited, and Director of Safari Group CB Holdings Limited, c/o Building 5, Zone 4, Hanwei International Plaza, No.186, South 4th Ring West Road, Fengtai District, Beijing 100160, PRC

Wayne James William Bannon (U.K. citizen)	Managing Director (Legal – Global Investments) of the Carlyle Group, Director of Safari Group Holdings Limited, and Director of Safari Group CB Holdings Limited, c/o the Carlyle Group, Suite 2801, 28th Floor, Two Pacific Place, 88 Queensway, Hong Kong